                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of l934

                          (Amendment No.      4      )/1/
                                         ------------



                             Excel Industries, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)




                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)




                                   300657 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)




                                December 31, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed.

         [X] Rule 13d-1(b)

         [ ] Rule 13d-1(c)

         [ ] Rule 13d-1(d)

_____________________
        /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









                                                               Page 1 of 6 Pages

CUSIP No.    300657 10 3              13G                      Page 2 of 6 Pages
          ------------------


--------------------------------------------------------------------------------
1)       Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only)

         CIGNA Corporation
         06-1059331

--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3)       SEC Use Only



--------------------------------------------------------------------------------
4)       Citizenship or Place of Organization

         Delaware


--------------------------------------------------------------------------------

                    (5)  Sole Voting Power          0

Number of           ------------------------------------------------------------
Shares
Beneficially        (6)  Shared Voting Power        926,095
Owned
by Each             ------------------------------------------------------------
Reporting
Person              (7)  Sole Dispositive Power     0
With
                    ------------------------------------------------------------

                    (8)  Shared Dispositive Power   926,095

--------------------------------------------------------------------------------
9)       Aggregate Amount Beneficially Owned by Each Reporting Person

         926,095

--------------------------------------------------------------------------------
10)      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)
                                                                             [ ]

--------------------------------------------------------------------------------
11)      Percent of Class Represented by Amount in Row 9

         7.6%

--------------------------------------------------------------------------------
12)      Type of Reporting Person (See Instructions)

         HC, CO

--------------------------------------------------------------------------------

                                     13G                       Page 3 of 6 Pages



                                    ITEM 1(A)

Name of Issuer: Excel Industries, Inc.
               -----------------------------------------------------------------


                                    ITEM 1(B)

Address of Issuer's Principal Executive Offices:

     1120 North Main Street, Elkhart, IN 46514
--------------------------------------------------------------------------------


                                    ITEM 2(A)

Name of Person Filing:   CIGNA Corporation
                      ----------------------------------------------------------


                                    ITEM 2(B)

Address of Principal Business Office or, if none, Residence:

     One Liberty Place, Philadelphia, Pennsylvania  19192
--------------------------------------------------------------------------------


                                    ITEM 2(C)

Citizenship:   Delaware
            --------------------------------------------------------------------


                                    ITEM 2(D)

Title of Class of Securities:     Common Stock, no par value
                             ---------------------------------------------------


                                    ITEM 2(E)

CUSIP Number: 300657 10 3
             -------------------------------------------------------------------

                                     13G                       Page 4 of 6 Pages



                                     ITEM 3

If this statement is filed pursuant to Rules l3d-l(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) [ ]       Broker or dealer registered under Section 15 of the Act

(b) [ ]       Bank as defined in section 3(a)(6) of the Act

(c) [ ]       Insurance company as defined in section 3(a)(19) of the Act

(d) [ ] Investment company registered under section 8 of the Investment Company Act

(e) [ ]       An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

(f) [ ]       An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F)

(g) [X]       A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G)

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j) [ ]       Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

                                     ITEM 4

Ownership.  The following ownership information is as of December 31, 1998.

(a)     Amount Beneficially Owned:     926,095
                                  ----------------------------------------------

(b)     Percent of Class:     7.6%
                         -------------------------------------------------------

(c)     Number of shares as to which such person has:

        (i)     sole power to vote or to direct the vote               0
                                                          ----------------------

        (ii)    shared power to vote or to direct the vote             926,095*
                                                            --------------------

        (iii)   sole power to dispose or to direct the disposition of    0
                                                                       ---------

        (iv)    shared power to dispose or to direct the disposition of 926,095*
                                                                        --------

                      *See attached Exhibit

                                        13G                    Page 5 of 6 Pages

                                     ITEM 5

Ownership of Five Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

                 Not applicable

                                     ITEM 6

Ownership of More than Five Percent on Behalf of Another Person.

                 Not applicable

                                     ITEM 7

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                 See attached Exhibit.

                                     ITEM 8

Identification and Classification of Members of the Group.

                 Not applicable.

                                     ITEM 9

Notice of Dissolution of Group.

                 Not applicable.
                                     ITEM 10

CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   February 8, 1999
     ---------------------------------------------------------------------------


Signature:    /s/ Kathryn Pietrowiak
          ----------------------------------------------------------------------


Name/Title:   Kathryn Pietrowiak, Assistant Corporate Secretary
           ---------------------------------------------------------------------

                                      13G                      Page 6 of 6 Pages

                                     EXHIBIT


CIGNA Corporation ("CIGNA") is filing this Schedule 13G as the ultimate parent company of the following wholly-owned subsidiaries. CIGNA may be deemed to have shared voting power and shared dispositive power with respect to the shares of Common Stock beneficially owned by such entities.


                                   Nature of                         Item 3
       Identity               Beneficial Ownership               Classification
       --------               --------------------               --------------

Connecticut General         Direct owner of 371,460 shares             IC
Life Insurance Company      of Common Stock


Life Insurance Company      Direct owner of 80,186 shares              IC
of North America            of Common Stock


CIGNA Investment            Indirect through performance of            IA
Advisory Company, Inc.      Investment management activities
                            for above direct owners


CIGNA Investments, Inc.     Indirect through performance of            IA
                            investment management activities
                            for CIGNA Mezzanine Partners II,
                            L.P., the direct owner of
                            474,449 shares of Common Stock